UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Hector Communications Corporation

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

422730 10 1

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422730 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul N. Hanson Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,002.28

	6.	Shared Voting Power 9,625

	7.	Sole Dispositive Power 79,002.28

	8.	Shared Dispositive Power 9,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,627.28

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Hector Communications Corporation
	(b)	Address of Issuer’s Principal Executive Offices 211 South Main Street Hector, Minnesota 55342

Item 2.
	(a)	Name of Person Filing Paul N. Hanson
	(b)	Address of Principal Business Office or, if none, Residence 211 South Main Street Hecton, Minnesota 55342
	(c)	Citizenship Minnesota
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 422730 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Hanson beneficially owns 88,627.28 shares of the outstanding common stock of the Issuer, which includes:  (i) 42,102 shares of common stock owned by Mr. Hanson individually; (ii) options held by Mr. Hanson and exercisable within 60 days of December 31, 2005 to purchase 30,500 shares of common stock; (iii) 1,909.243 shares of the Issuer held by Mr. Hanson through the Hector Communications Corporation Employee Stock Ownership Plan (“Hector ESOP”); (iv) 9,625 shares owned by Mr. Hanson’s spouse; (v) 4,491.04 shares of the Issuer held by Mr. Hanson through the Communications Systems, Inc. Employee Stock Ownership Plan (“CSI ESOP”).  Mr. Hanson is a trustee of each of the Hector ESOP and the CSI ESOP. Mr. Hanson disclaims any beneficial ownership of the shares of the Issuer owned by his spouse and disclaims beneficial ownership of any shares of the Issuer held by the Hector ESOP or the CSI ESOP in excess of the shares allocated to his ESOP accounts, which totaled 1,909.243 shares and 4,491.04 shares, respectively.  As of December 31, 2005, the Hector ESOP held 122,680 shares of the Issuer and the CSI ESOP held 32,580 shares of the Issuer.

(b)

Percent of class:

2.2% based on 3,971,327 shares of the Issuer’s common stock outstanding as of October 31, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and including all 88,627.28 shares that could be deemed to be beneficially owned by Mr. Hanson.  If all shares held by the Hector ESOP and the CSI ESOP allocated to accounts other than that of Mr. Hanson were included in the number of shares beneficially owned by Mr. Hanson, Mr. Hanson would hold 237,487 shares of the Issuer, or 5.9% based on 3,971,327 shares of the Issuer’s common stock outstanding as of October 31, 2005 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 79,002.28 (includes options held by Mr. Hanson and exercisable within 60 days of December 31, 2005 to purchase 30,500 shares of common stock).
(ii)

Shared power to vote or to direct the vote

9,625 (does not include an aggregate of 148,859.717 shares of the Issuer held by the Hector ESOP and the CSI ESOP and allocated to accounts other than that of Mr. Hanson)

(iii) Sole power to dispose or to direct the disposition of 79,002.28 (includes options held by Mr. Hanson and exercisable within 60 days of December 31, 2005 to purchase 30,500 shares of common stock)
(iv)

Shared power to dispose or to direct the disposition of

9,625 (does not include an aggregate of 148,859.717 shares of the Issuer held by the Hector ESOP and the CSI ESOP and allocated to accounts other than that of Mr. Hanson)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date
/s/ Paul N. Hanson
Signature
Paul N. Hanson
Name/Title